Citigroup Inc.	Pricing Sheet No. 2015-CMTNG0526 dated May 29, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0526 dated April 29, 2015 Registration Statement No. 333-192302 Filed Pursuant to Rule 433

1,238,382 Trigger Jump Securities Based on the EURO STOXX 50® Index Due June 3, 2021

 Principal at Risk Securities

PRICING TERMS—MAY 29, 2015
Underlying index:		The EURO STOXX 50® Index (ticker symbol: “SX5E”)
Aggregate stated principal amount:		$12,383,820
Stated principal amount:		$10 per security
Pricing date:		May 29, 2015
Issue date:		June 3, 2015
Valuation date:		May 28, 2021, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		June 3, 2021
Payment at maturity:

For each $10 stated principal amount security you hold at maturity:

▪   If the final index level is greater than or equal to the initial index level:
$10 + the greater of (i) the fixed return amount and (ii) $10 × the index percent increase

▪   If the final index level is less than the initial index level but greater than or equal to the trigger level:
$10

▪   If the final index level is less than the trigger level:
$10 × the index performance factor

If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $6.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial index level:		3,570.78, the closing level of the underlying index on the pricing date
Final index level:		The closing level of the underlying index on the valuation date
Fixed return amount:		$4.70 per security (47.00% of the stated principal amount). You will receive the fixed return amount only if the final index level is greater than or equal to the initial index level.
Index performance factor:		The final index level divided by the initial index level
Index percent increase:		The final index level minus the initial index level, divided by the initial index level
Trigger level:		2,142.468, 60.00% of the initial index level
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17323B265 / US17323B2658
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer(2)
Per security:	$10.00	$0.30(2)	$9.65
$0.05(3)
Total:	$12,383,820.00	$433,433.70	$11,950,386.30

(1) On the pricing date, the estimated value of the securities is $9.487 per security, which is less than the issue price. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of up to $0.35 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management and their financial advisors, will collectively receive from CGMI a variable selling concession of up to $0.30 for each $10 security they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated April 29, 2015

Product Supplement No. EA-02-03 dated November 13, 2013         Underlying Supplement No. 3 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

EURO STOXX 50® is a registered trademark of STOXX Limited (“STOXX”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold, or promoted by STOXX. STOXX makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. STOXX has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and an accompanying product supplement, underlying supplement and prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus by calling toll-free 1-800-831-9146.